Exhibit 99.1

Nayax Files Application to Establish Nayax America Bank in the United States

Nayax deepens its financial relationship with U.S. customers by adding embedded banking services to the payments already run on the Nayax platform

HERZLIYA, Israel, August 6, 2026 (GLOBE NEWSWIRE) -- Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement and payments platform designed to help customers scale their business by simplifying payments and maximizing loyalty, today announced it filed an application with the Connecticut Department of Banking to establish Nayax America Bank Inc., a non-depository innovation bank chartered under Connecticut’s Innovation Bank framework, proposed to be headquartered in Fairfield County, Connecticut.

The Bank would be wholly owned by Nayax USA Holdings Inc., a newly formed U.S. holding company. Its proposed leadership would be drawn from Nayax’s existing team: Carly Furman, Chief Executive Officer of Nayax North America, would serve as the Bank’s proposed Chief Executive Officer, with Sagit Manor as Chief Financial Officer and Haim Pinto as Chief Technology Officer. The Bank’s initial board of directors would comprise Ms. Furman, Aaron Greenberg, Nayax’s Chief Strategy Officer, and Patrick Moroney as an independent director, and is expected to expand to five directors with three independents.

“Payments are how we built our relationship with customers. This represents a larger opportunity to become the financial platform our customers rely on to run their businesses,” said Aaron Greenberg, Chief Strategy Officer of Nayax. “As we add issuing and credit products on our own regulated infrastructure, we can serve a larger share of each customer’s financial needs, and Connecticut’s Innovation Bank framework is the foundation for the next step in our U.S. strategy.”

Once chartered, the Bank would enable Nayax customers across the United States to access a range of embedded financial services, including corporate cards, controlled-spend programs, and working-capital solutions such as merchant cash advances and equipment financing, all delivered directly through the Nayax platform. These services would be offered in addition to the payment facilitation services that Nayax customers already receive today in the United States. The Bank would not accept deposits, engage in consumer products, or operate physical branch locations.

Nayax today also announced the launch of Yellow Account, an account and deposit service for SMB customers on the Nayax platform, operated by Nayax LLC with Adyen as the sponsoring bank. Through Yellow Account, customers can receive settlement funds, hold balances, and use linked business debit cards ("Yellow Cards") within the Nayax platform, with Adyen holding the underlying deposits and satisfying the applicable banking, licensing, and regulatory requirements. Yellow Account operates under Adyen's sponsorship rather than the proposed innovation bank charter. Once the Bank is chartered and operational, Nayax expects to build on Yellow Account with additional services delivered through the Bank, including credit products such as merchant cash advances and equipment financing. Because the Bank would not accept deposits, Adyen would remain the sponsoring bank for all customer balances.

Both the charter bank application and Yellow Account launch reflect the next stage of Nayax’s global regulatory strategy. Nayax already holds regulated payment and card-issuing authority across the European Union, the United Kingdom, and Israel, and the proposed U.S. charter would extend that framework to North America, which already generates approximately 40% of Nayax’s global revenue and represents the Company’s largest market. By owning this regulatory infrastructure rather than relying on third-party sponsors, Nayax can embed banking services more directly into its platform, deliver a more seamless experience to customers, and deepen its relationship with the customers it already serves, capturing a greater share of their financial activity in the years ahead.

“Our customers already trust Nayax as their payments partner, and a bank charter would allow us to further expand the services we offer, as well as further bolster our payment facilitation infrastructure,” said Carly Furman, Chief Executive Officer of Nayax North America and proposed Chief Executive Officer of Nayax America Bank Inc. “We look forward to working with the Connecticut Department of Banking through its review of our application.”

Beyond expanding Nayax’s U.S. banking capabilities, the Bank would bring new investment and skilled jobs to Connecticut. The Bank would add to Connecticut’s growing base of financial technology employers and would establish its regulated banking operations in Fairfield County under the state’s Innovation Bank Charter framework.

The agency will review the application to ensure that all required safety and soundness standards are met before making any decision. The review process, which includes an independent feasibility study and a public hearing, is expected to take approximately six months. Approval is not guaranteed, and there is no assurance as to whether or when the Connecticut Department of Banking will approve the application or what conditions may apply to any charter that could be granted.

About Nayax
Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of March 31, 2026, Nayax has 13 global offices, approximately 1,250 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency, effectively and simply. For more information, please visit www.nayax.com.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:

Scott Gamm
Strategy Voice Associates
Scott@strategyvoiceassociates.com

Investor Relations Contact:

Aaron Greenberg
Chief Strategy Officer
IR@nayax.com